PANNONPLAST

INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

04010046

Budapest, 3 February, 2004

04 FEB 23 AM 7:21

SUPPL

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Enclosed please find a Press Release on the most recent change at Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Radócz Róza
Róza Radócz
Executive Assistant

dlw 2/24

Encl

PANNONPLAST

Press Release

3 February 2004

- **The company's net income in 2003 comes in significantly behind market expectations and the forecasts released by management at the end of October**
- **The Board of Directors recalls the company's President and CEO with immediate effect**
- **The Board elects Csaba Zoltán as new President and CEO**

Pannonplast's 2003 financial results have come in notably behind both the projections of its management announced at the end of October and analysts' expectations. The company's consolidated net loss is expected to be close to HUF 1.5 billion. The poorer-than-expected performance was primarily caused by a write-off of asset, inventory and debtor receivables.
In light of the loss, which exceeded that of 2002 by nearly HUF 500 million, as well as of the delay in implementing the urgent and concerted measures called for by the turnaround program presented at the company's Shareholders Meeting of 3 November 2003 (restructuring, active portfolio management, tax optimisation and cost reduction measures), and also due to the company's persistent medium-term financing problems, the Board of Directors decided to recall the company's current President and CEO, János Illéssy.

The Board was unanimous in its decision to replace the outgoing President and CEO with Csaba Zoltán, who will take up his new post on 13 February 2004.
"Csaba Zoltán has been a member of the Board since 2003, and over the past few months has made a very positive contribution to the work of the Board. The primary tasks of the new President and CEO will be to put the final touches on the company's strategy, ensure the immediate launch of cost reduction and efficiency enhancement measures, oversee the reorganisation of the company's holding structure, resolve the outstanding financing issues, and reinforce the confidence of customers and investors alike", explained László Molnár on behalf of the Board of which he, too, is a member.

As far as Csaba Zoltán's appointment is concerned, he had the following to say:
"It is the firm belief of the Board of Directors established in November that Pannonplast, due to its position in the sector, can, given a new strategy, greater cost efficiency and a reorganised holding structure, once again become a profitable company. We will be presenting a comprehensive report on our plans to the press and the investor community on 17 February. Over the next few weeks, the Board will be completing the strategy-formulation process and determining the development measures that Pannonplast needs to take in order to ensure its long-term growth and profitability."

The company regards it as a priority of the utmost importance to reinforce the confidence of its customers and investors alike, improve the proactive nature of its communications, including its investor relations, and to raise these matters to a strategic level. These areas will continue to be overseen directly by the President and CEO. To advise and assist it in performing the related tasks, the company's Board has elected to hire a new consultancy, Goodwill Communications Pénzügyi Kommunikációs Ügynökség.

PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 9 February, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Enclosed please find the latest extraordinary announcements of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Roza Radocz
Executive Assistant

Extraordinary announcement

In accordance with its reporting obligations, Pannonplast Plc. hereby announces that on 4 February 2004, with the participation of the CIB Bank Rt., dr. János Illéssy, member of the Board of Directors purchased 10 (ten) Pannonplast shares on the stock market at an average price of HUF 1,345.

Budapest, 5 February 2004

Pannonplast Plc.

Appointment of Strategy Director at Pannonplast

9 February 2004

- **Appointment of strategy director with extensive international experience**
- **Technical extension of club loan contract**
- **Company court registers resolutions of shareholders' meeting of 3 November 2003**
- **Management to present company's near-term plans on day of release of flash report, 16 February**

In order to reinforce the company's management, with effect from 9 February President and CEO Csaba Zoltán has appointed Krisztián Orbán as strategy director. Orbán, who comes from Mckinsey & Company where he spent five years as a consultant and then project manager, will be responsible for strategy creation, business planning and controlling. During his career as a consultant, Krisztián Orbán has overseen comprehensive strategy and restructuring projects for industrial and consumer goods manufacturing companies in a total of seven countries.

With the agreement of the participating banks, the club loan contract originally signed by Pannonplast on 9 October 2000 for a period of three years has been extended for a further month, to 9 March 2004. At the time of the rescheduling, the company effected an advance repayment of HUF 150 million, thus reducing the amount of the outstanding loan to EUR 11.9 million. The terms of the loan contract have not changed relative to the October 2003 extension. The extension is technical in nature.

The Company Court has registered the resolutions of the extraordinary shareholders' meeting held on 3 November 2003, including the personnel-related decisions and the resolution on lifting the 12.5% voting limit.

On 16 February Pannonplast will be publishing its flash report on its 2003 operations. To ensure that investors are informed about its future plans at the earliest possible date, the company's management has decided to hold its presentation on its near-term plans on that same day – earlier than originally intended.